This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Optimal Entry Return Enhanced Notes Linked to the EURO STOXX 50 Index due October 13, 2016

J.P.Morgan

The notes are designed for investors who seek a return of 2 times the appreciation of the EURO STOXX 50 Index at maturity, as compared to the lowest closing level of the Index during the Lookback Observation Period, subject to a maximum return of 12.40%. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Index: The EURO STOXX 50 Index (Bloomberg Ticker: SX5E)

Maximum Return: At least 12.40%. For example, assuming the Maximum Return is 12.40%, if the Index Return is equal to or greater than 6.20%, you will receive the Maximum Return of 12.40%, which entitles you to a maximum payment at maturity of $1,124.00 per $1,000 principal amount note that you hold.

Upside Leverage Factor: 2.00

Index Return: (Ending Index Level – Lookback Index Level) / Lookback Index Level

Pricing Date: June 26, 2015

Lookback Observation Period: The period from and including the pricing date to and including July 27, 2015

Lookback Index Level: The lowest closing level of the Index during the Lookback Observation Period. In no event will the Lookback Index Level be greater than the closing level of the Index on the Pricing Date.

Ending Index Level: The arithmetic average of the closing levels of the Index on each of the Ending Averaging Dates

Ending Averaging Dates: October 03, 2016, October 04, 2016, October 05, 2016, October 06, 2016, and October 07, 2016 (the Final Ending Averaging Date)

Maturity Date: October 13, 2016

Payment at Maturity: If the Ending Index Level is greater than the Lookback Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return x 2)], subject to the Maximum Return

If the Ending Index Level is equal to the Lookback Index Level, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level is less than the Lookback Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Lookback Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Ending Index Level is less than the Lookback Index Level you will lose some or all of your initial investment at maturity.

Preliminary Termsheet http://www.sec.gov/Archives/edgar/data/19617/000095010315004961/dp57298_fwp-33.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity


$1,700
$1,500
$1,300
$1,100
$900
$700
$500
Note Payoff at Maturity
Index Return
Payment at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Index Level of 3600.00, an Upside Leverage Factor of 2.00 and a Maximum Return of 12.40%. The actual Maximum Return will be set on the pricing date and will not be less than 12.40%.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- Your maximum gain on the notes is limited to the maximum return
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The Lookback Index Level will not be determined until approximately one month after the settlement date
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No ownership or dividend rights or interest payments in the stocks that comprise the Index.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- The value of the notes as published by JPMS may be higher than JPMS's then-current estimated value of the notes for a limited time.
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
- Risks related to non-U.S. issuers of equity securities.
- The averaging convention used to calculate the Ending Index Level could limit returns.
- No direct exposure to fluctuations in foreign exchange rates.

Hypothetical Examples of Amounts Payable at Maturity

Ending Index Level	Index Return	Total Return on Notes
6480.00	80.00%	12.400%
5400.00	50.00%	12.400%
5040.00	40.00%	12.400%
4680.00	30.00%	12.400%
4140.00	15.00%	12.400%
3960.00	10.00%	12.400%
3823.20	6.20%	12.400%
3780.00	5.00%	10.000%
3636.00	1.00%	2.000%
3600.00	0.00%	0.000%
3420.00	-5.00%	-5.000%
3240.00	-10.00%	-10.000%
3060.00	-15.00%	-15.000%
2520.00	-30.00%	-30.000%
1800.00	-50.00%	-50.000%
360.00	-90.00%	-90.000%
0.00	-100.00%	-100.000%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.
Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: June 24, 2015